CUSIP NO. 723655106

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                            PIONEER DRILLING COMPANY
                            ------------------------
                                (Name of Issuer)

                          Common Stock, par value $.10
                          ----------------------------
                         (Title of Class of Securities)

                                    723655106
                                    ---------
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Commercial Law Group, P.C.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 2004
                                 ---------------

             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [X]

NOTE: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 723655106


   (1)     Name of Reporting Person                           Chesapeake Energy
                                                                    Corporation
           I.R.S. Identification No. of Above Person                 73-1395733

   (2)     Check the Appropriate Box if a Member of a Group           (a)  [  ]
           (See Instructions)                                         (b)  [x]

   (3)     SEC Use Only

   (4)     Source of Funds (See Instructions)                                WC

   (5)     Check if Disclosure of Legal Proceedings is Required            [  ]
           Pursuant to Items 2(d) or 2(e)

   (6)     Citizenship or Place of Organization                        Oklahoma

           ----------------------------------------------------

Number of Shares     (7)   Sole Voting Power                          6,441,466
-------------------------------------------------------------------------------

Beneficially Owned   (8)   Shared Voting Power                                -
-------------------------------------------------------------------------------

By Each Reporting    (9)   Sole Dispositive Power                     6,441,466
-------------------------------------------------------------------------------

Person With:        (10)   Shared Dispositive Power                           -
-------------------------------------------------------------------------------


  (11)     Aggregate Amount Beneficially Owned by Each                6,441,466
           Reporting Person

  (12)     Check if the Aggregate Amount in Row (11) Excludes              [  ]
           Certain Shares (See Instructions)

  (13)     Percent of Class Represented by Amount in Row (11)            17.04%

  (14)     Type of Reporting Person (See Instructions)                       CO


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


CUSIP NO. 723655106


Item 1.  Security and Issuer.

         The common stock, par value $.10 (the "Common Stock"), of Pioneer Drilling Company, a Texas corporation ("Pioneer"). Pioneer's principal executive offices are located at 9310 Broadway, Building 1, San Antonio, Texas 78217.

Item 2.  Identity and Background.

         Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"), is located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and is primarily engaged in the ownership, development and operation of oil and gas assets in the United States. The executive officers and directors of Chesapeake Energy are set forth below.

                  Aubrey K. McClendon
                  Chairman of the Board and Chief Executive Officer 6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Tom L. Ward
                  Director, Chief Operating Officer and President
                  6200 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Marcus C. Rowland
                  Chief Financial Officer and Executive Vice President 6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Martha A. Burger
                  Treasurer and Senior Vice President
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Michael A. Johnson
                  Senior Vice President
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Frank A. Keating
                  Director
                  c/o Chesapeake Energy Corporation
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Breene M. Kerr
                  Director
                  c/o Chesapeake Energy Corporation
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Shannon Self
                  Director
                  c/o Chesapeake Energy Corporation
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

                  Frederick B. Whittemore
                  Director
                  c/o Chesapeake Energy Corporation
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Charles T. Maxwell
                  Director
                  c/o Chesapeake Energy Corporation
                  6100 North Western Avenue
                  Oklahoma City, Oklahoma 73118

         Chesapeake Energy and each of the listed individuals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

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
CUSIP NO. 723655106


Item 3.  Source and Amount of Funds or Other Consideration.

         On March 31, 2003, Chesapeake Energy acquired 5,333,333 shares of Common Stock at a cost of $3.75 per share pursuant to the Common Stock Purchase Agreement dated March 31, 2003, between Chesapeake Energy and Pioneer (the "Stock Purchase Agreement"). The total consideration for this purchase was $20.0 million.

         On August 11, 2004, Chesapeake Energy exercised certain preemptive rights set forth in Section 1.3 of the Stock Purchase Agreement and purchased 631,133 shares of Common Stock from Pioneer at a cost of $6.90 per share. The total consideration for this purchase was $4,354,818.00.

         On August 16, 2004, Chesapeake Energy purchased 477,000 shares of Common Stock at a cost of $7.25 per share. The total consideration for this purchase was $3,458,250.00

         The purchase price for the foregoing shares of Common Stock (the "Acquired Shares") was funded by Chesapeake Energy from working capital and general corporate funds, one of the sources of which is the revolving bank facility maintained by Chesapeake Energy and its subsidiary entities in the ordinary course of business.

Item 4.  Purpose of Transaction.

         The Acquired Shares were acquired by Chesapeake Energy as an investment. Chesapeake Energy may in the future: (1) purchase additional Common Stock, debt securities or other equity securities of Pioneer; (2) sell all or part of the Acquired Shares in private or registered transactions; (3) communicate with the management, the directors or shareholders of Pioneer regarding Pioneer's business plans and operations; or (4) enter into additional transactions in connection with Pioneer or Pioneer's assets.

         In connection with the Stock Purchase Agreement, Chesapeake Energy was granted the preemptive right to acquire equity securities to be issued by Pioneer in the future and the right to require the registration of the Acquired Shares under the Securities Act of 1933. Except as set forth above, Chesapeake Energy has no present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Chesapeake Energy owns 6,441,466 shares of Common Stock as of August 19, 2004, representing 17.04% of the outstanding Common Stock. The foregoing percentage is based on 38,401,645 shares of Common Stock disclosed as issued and outstanding after the completion of Pioneer's public offering of Common Stock and the other transactions described in Pioneer's 424(b)(4) prospectus, filed with the SEC on August 6, 2004.

         (b) Chesapeake Energy has the sole power to vote or dispose of the Acquired Shares.

         (c) On August 11, 2004, Chesapeake Energy exercised certain preemptive rights set forth in Section 1.3 of the Stock Purchase Agreement and purchased 631,133 shares of Common Stock from Pioneer at $6.90 per share. The total consideration for this purchase was $4,354,818.00. On August 16, 2004, Chesapeake Energy purchased 477,000 shares of Common Stock at a cost of $7.25 per share. The shares of Common Stock described in the prior sentence were acquired in a negotiated transaction effectuated through a broker to broker transfer through DTC. The total consideration for this purchase was $3,458,250.00.

         (d) Inapplicable

         (e) Inapplicable

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

CUSIP NO. 723655106


Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         Under the Stock Purchase Agreement, Chesapeake Energy has the preemptive right to participate in future equity issuances by Pioneer and has the right to attend and observe all board meetings and board committee meetings of Pioneer and Pioneer's subsidiaries. Under the Stock Purchase Agreement Chesapeake Energy granted Pioneer a right of first refusal with respect to any Acquired Shares to be sold other than into the public trading market. Under a registration rights agreement (the "Registration Rights Agreement") among Pioneer, WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), William H. White, an individual affiliated with WEDGE, and Chesapeake Energy dated March 31, 2003, Chesapeake Energy can request the registration of a portion of the Acquired Stock as provided in the Registration Rights Agreement.

Item 7.  Materials to be filed as Exhibits.

1. Common Stock Purchase Agreement dated March 31, 2003, between Pioneer Drilling Company and Chesapeake Energy Corporation is incorporated herein by reference to Exhibit 99.1. to Schedule 13D filed on April 3, 2003.

2. Registration Rights Agreement dated March 31, 2003, among Pioneer Drilling Company, WEDGE Energy Services, L.L.C., William H. White, an individual, and Chesapeake Energy Corporation is incorporated herein by reference to Exhibit 99.2 to Schedule 13D filed on April 3, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   August 19, 2004



                                             Chesapeake Energy Corporation
                                             an Oklahoma corporation



                                             By    /s/ Aubrey K. McClendon
                                                   ----------------------------
                                                       Aubrey K. McClendon
                                                    Chairman of the Board and
                                                     Chief Executive Officer


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